Exhibit 4.2

CERTIFICATE OF DESIGNATION OF

SERIES D JUNIOR PREFERRED STOCK

OF

GEOKINETICS INC.

PURSUANT TO SECTION 151(g) OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Geokinetics Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies that:

The undersigned, Richard F. Miles, President and Chief Executive Officer of the Corporation, does hereby state and certify that the Board of Directors for the Corporation, by resolution dated as of December 13, 2010, duly adopted the following resolution providing for the issuance of a series of the Corporation’s preferred stock, par value $10.00 per share (the “Preferred Stock”), and further providing for the designation, powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, all in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by Article FOURTH of the Corporation’s Certificate of Incorporation (as amended, the “Certificate of Incorporation”), a series of Preferred Stock of the Corporation be, and hereby is, created out of the authorized but unissued shares of capital stock of the Corporation and authorized to be issued, such series to be designated Series D Junior Preferred Stock (the “Series D Preferred Stock”), to consist of 120,000 shares, par value $10.00 per share, of which the powers, preferences and relative, participating, optional and other rights, and the qualifications, limitations, and restrictions thereof, shall be, in addition to those set forth in the Corporation’s Certificate of Incorporation, as follows:

(1)           Series D Preferred Stock.

(a)           Dividends.  The holders of Series D Preferred Stock, prior and in preference to any declaration or payment of any dividend on any class or series of capital stock of the Corporation, other than the Corporation’s Series B Preferred Stock, the Corporation’s Series C Preferred Stock and any other series of capital stock of the Corporation which by its terms is expressly senior to the Series D Preferred Stock, shall be entitled to receive dividends, cumulative and compounded, at the applicable Dividend Rate (as defined below).  All dividends will accumulate until paid in cash, whether or not declared, and whether or not there are any funds legally available for the payment of such dividends.  For purposes of this Section 1(a)(i), “Dividend Rate” shall mean 11.50% per annum, compounded quarterly effective as of the date of issuance of the Series D Preferred Stock, of the Original Issue Price (defined in Section l(b)(i) below) for each share of Series D Preferred Stock, except to the extent any quarterly dividend is paid in full in cash on a Cash Dividend Payment Date, in which case the Dividend Rate shall mean 10.50% for the dividend paid on such Cash Dividend Payment Date.  All unpaid dividends on Series D Preferred Stock shall be cumulative and shall accrue (if not paid in cash), compounding quarterly, regardless of whether or not the Corporation shall have funds legally available for the payment of such dividends.  For purposes hereof, “Cash Dividend Payment Date” means March 31, June 30, September 30, and December 31 of each year commencing on March 31, 2011.

(b)           Liquidation Preference.

(i)            The holders of Series D Preferred Stock, in the event of any Liquidation Event (as defined below), either voluntary or involuntary, shall be entitled to receive, after satisfaction of liabilities owed to the Corporation’s creditors and holders of the Series B Preferred Stock, Series C Preferred Stock , and any other class of stock which by its terms is expressly senior to the Series D Preferred Stock, but prior and in preference to the distribution of any proceeds of such Liquidation Event (the “Proceeds”) to the holders of Common Stock, an amount per share (the “Liquidation Preference Amount”) equal to (A) the sum of the Original Issue Price (as defined below) for the Series D Preferred Stock, plus (B) any accrued but unpaid dividends, which have been accrued to the date of payment. In case the net assets of the Corporation legally available therefor are insufficient to permit the payment upon all outstanding shares of Series D Preferred Stock of the full preferential amount to which the holders of such shares are entitled, then such net assets shall be distributed ratably upon outstanding shares of Series D Preferred Stock in proportion to the full preferential amount to which each such share is entitled.  For purposes hereof’, “Original Issue Price” shall mean $250.00 per share for each share of Series D Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to the Series D Preferred Stock).

(ii)           For purposes of this Section 1(b), a “Liquidation Event” shall include (A) the sale, transfer or other disposition of all or substantially all of the Corporation’s assets, (B) the merger or consolidation of the Corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of the Corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Corporation or the surviving or acquiring entity), (C) the transfer (whether by merger, consolidation, exchange, reorganization or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than (1) Avista Capital Partners, L.P. and its affiliates (collectively, “Avista”); (2) Petroleum Geo-Services ASA and its affiliates (collectively, “PGS”) and (3) Avista and PGS together, in the event they have agreed to act together as a group as contemplated by Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended), of the Corporation’s equity securities if, after such transfer, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Corporation (or the surviving or acquiring entity) or (D) a liquidation, dissolution or winding up of the Corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of the Corporation’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation’s securities immediately prior to such transaction.  The treatment of any particular transaction or series of related transactions as a Liquidation Event hereunder may be waived by the vote or written consent of the holders of 75% of the outstanding Series D Preferred Stock. Notwithstanding the foregoing, if the Liquidation Event occurs prior to December 15, 2015, the holders of the Series D Preferred Stock shall be entitled to receive only such portion of the Liquidation Preference Amount as, from time to time, the Corporation is entitled to pay to such holders as a “Restricted Payment” as defined in and in accordance with, Section 4.09 of the Indenture, dated December 23, 2009, for the Corporation’s senior secured notes due December 15, 2014.

(iii)          In any Liquidation Event, if Proceeds received by the Corporation or its stockholders are other than cash, their value will be deemed their fair market value.  The determination of such fair market value shall be made by the Board of Directors of the Corporation or as otherwise may be set forth in the definitive agreements governing such Liquidation Event.

(c)           Redemption.

The Corporation shall redeem all outstanding shares of Series D Preferred Stock on December 15, 2016.  Each share of Series D Preferred Stock to be redeemed hereunder shall be redeemed by payment by the Corporation in cash of the Redemption Price (as defined below).  For purposes hereof, the term “Redemption Price” shall mean, with respect to each share of Series D Preferred Stock, an amount equal to the Liquidation Preference Amount.  The Corporation, at its option, may redeem the Series D Preferred Stock in whole or in part: (i) on any business day on or prior to December 31, 2013, for an amount equal to 110% of the Redemption Price; (ii) on any business day during 2014, for an amount equal to 105% of the Redemption Price; and (iii) on any business day from and after January 1, 2015 prior to December 15, 2016, at 100% of the Redemption Price.

Notice of redemption shall be given by the Corporation to the holders of the Series D Preferred Stock not less than 5 business days prior to the redemption date. If less than all of the outstanding shares of the Series D Preferred Stock are to be redeemed, the shares of the Series D Preferred Stock to be redeemed shall be selected by the Corporation on a method that most nearly approximates a pro rata basis of each holder’s shares of Series D Preferred Stock.  In no event will the Redemption Price payable on any redemption date be less than $1,000,000.00.

(d)           Approval Rights.  So long as at least 100,000 shares of Series D Preferred Stock remain outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of holders of not less than 75% of the then-outstanding shares of the Series D Preferred Stock:

(A)          Amend the Corporation’s Certificate of Incorporation or Bylaws in any material respect (other than an amendment to change the name of the Corporation), including, but not limited to, any amendment to the terms of any series of the Corporation’s preferred stock;

(B)           Declare or pay any dividend or other distribution upon the Corporation’s capital stock (except dividends payable solely in shares of Common Stock or Series B or Series C Preferred Stock in lieu of payment of cash dividends), or purchase, redeem, or otherwise acquire any shares of the Corporation’s capital stock, except for repurchases, at cost, of shares of the capital stock of the Corporation (pursuant to rights held by the Corporation as of the Filing Date) held by the Corporation’s consultants, directors, officers or employees;

(C)           Sell, lease, assign, transfer or otherwise convey or otherwise dispose of all or substantially all of the assets of the Corporation or any of its subsidiaries, or effect any consolidation, merger or reorganization involving the Corporation or any of its subsidiaries, or effect any transaction or series of related transactions in which the Corporation’s stockholders immediately prior to such transaction or transactions own immediately after such transaction or transactions less than 50% of the voting securities of the surviving corporation or entity (or its parent);

(D)          Reclassify, reorganize or recapitalize the Corporation’s outstanding capital stock;

(E)           Create or issue any class or series of stock or other security of the Corporation on parity with or having preference over the Series D Preferred Stock or increase the authorized number of shares of the Series D Preferred Stock;

(F)           Effect any transaction with the management, related parties or other affiliates of the Corporation, or extend or waive the terms of any such existing transactions, other than (1) issuances of options, warrants or Common Stock pursuant to an equity incentive plan or similar arrangement approved by the Board of Directors or (2) any other transaction with management, related parties or affiliates of the Corporation on terms approved by a majority of the members of the Board of Directors who are not, either directly or indirectly, a party to such transaction; and

(G)           Increase or decrease the number of directors on the Board of Directors of the Corporation.

(e)           Financial Statements. Reports, etc.  The Corporation shall furnish to each to each holder of the Series D Preferred Stock:

(i)            within 90 days after the end of each fiscal year, its consolidated balance sheet and related statements of income, stockholders’ equity and cash flows showing the financial condition of the Corporation and its consolidated subsidiaries as of the close of such fiscal year and the results of its operations and the operations of such persons during such year, together with comparative figures for the immediately preceding fiscal year, all in reasonable detail and prepared in accordance with United States generally accepted accounting principles (“GAAP”), all audited by UHY, LLP or other independent public accountants of recognized national standing and accompanied by an opinion of such accountants (which opinion shall be without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements fairly present the financial condition and results of operations of the Corporation and its consolidated subsidiaries on a consolidated basis in accordance with GAAP;

(ii)           within 45 days after the end of each of the first three fiscal quarters of each fiscal year, its consolidated balance sheet and related statements of income, stockholders’ equity and cash flows showing the financial condition of the Corporation and its consolidated subsidiaries as of the close of such fiscal quarter and the results of its operations and the operations of such persons during such fiscal quarter and the then elapsed portion of the fiscal year, and comparative figures for the same periods in the immediately preceding fiscal year, all certified by one of its chief executive officer, chief financial officer, any vice president, principal accounting officer, treasurer, assistant treasurer or controller of such person as fairly presenting in all material respects the financial condition and results of operations of the Corporation and its consolidated subsidiaries on a consolidated basis in accordance with GAAP, subject to normal year-end audit adjustments and the absence of footnotes.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Geokinetics Inc. has caused this Certificate of Designation to its Certificate of Incorporation to be signed by Richard F, Miles, its President and Chief’ Executive Officer, this 14th day of December, 2010.

GEOKINETICS INC.

By:	/s/ Richard F. Miles
Richard F. Miles, President and
Chief Executive Officer